Tabcorp

[redacted]

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 March 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

DIVIDEND REINVESTMENT PLAN

Tabcorp Holdings Limited (***Company***) announces that participants in the Company's Dividend Reinvestment Plan (***DRP***) will be allocated ordinary shares in the Company (***shares***) at a price of $14.65 per share on the dividend payment date, which is 9 April 2008.

In accordance with Tabcorp's DRP Rules, this price represents the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Company shares sold in the ordinary course of trading on the Australian Securities Exchange automated trading system from 5 March 2008 to 18 March 2008 inclusively, being the ten trading day period starting on (and including) the second business day after the record date in respect of the interim dividend and ending on (and including) the eleventh business day after that record date.

Information relating to the Company's DRP is available on Tabcorp's website under the Investor Centre at www.tabcorp.com.au.